SCHEDULE C

Transactions in Securities

Transactions by Stilwell Activist Fund, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Sale Price
Sale of Common Stock	11/06/24	1,336	9.5500	12,758.80
Sale of Common Stock	11/19/24	2,613	8.7808	22,944.23
Sale of Common Stock	12/18/24	42,416	8.4300	357,566.88
Sale of Common Stock	12/19/24	26,131	8.4300	220,284.33

Transactions by Stilwell Activist Investments, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Sale Price
Sale of Common Stock	11/06/24	8,664	9.5500	82,741.20
Sale of Common Stock	11/19/24	22,387	8.7808	196,575.77
Sale of Common Stock	12/18/24	322,584	8.4300	2,719,383.12
Sale of Common Stock	12/19/24	198,869	8.4300	1,676,465.67